June 5, 2006




Nili Shah
Tracey McKoy
Melissa Rocha
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Stop 7010
Washington, D.C. 20549


RE:      Western Power and Equipment Corp.
         Form 10-K for the Fiscal Year Ended July 31, 2005
         Filed September 28, 2005
         File No. 0-26230



Commissioners:

This letter will serve as our response to your letter of inquiry dated April 6, 2006 regarding the document referred to above and filed with United States Securities and Exchange Commission (hereinafter referred to as the "SEC") by Western Power & Equipment Corp (hereinafter referred to as the "Company" or "Western Power" or "WPEC").

Form 10-K For the Year Ended July 31, 2005
------------------------------------------

1.       LIQUIDITY AND CAPITAL RESOURCES, page II-5
         ------------------------------------------

In future filings, when preparing the discussion and analyses of operating cash flows please address the factors that led to any material changes rather than merely describing items identified on the face of the statement of cash flows. Specifically, we note you identified several increases and decreases in particular balance sheet accounts, which is information that is readily obtainable by the reader on the face of your financial statements, however, you do not provide analyses of these changes or the positive or negative impact on future cash flows. Refer to SEC Release 33-8350 "Interpretation-Commission Guidance Regarding Management's Discussion and Analyses of Financial Condition and Results of Operations" for guidance.

RESPONSE - In future filings, the Company will address the factors that led to any material changes in its discussion and analysis of operating cash flows and the positive and negative impact on future cash flows. We will refer to SEC Release 33-8350 "Interpretation-Commission Guidance Regarding Management's Discussion and Analyses of Financial Condition and Results of Operation" for guidance.


2.       CASH OBLIGATIONS, page II-6
         ---------------------------

In future filings, please clarify whether you include your interest commitments under your interest-bearing debt in your contractual obligation table. Refer to footnote 46 to Release 33-8350 "Interpretation-Commission Guidance Regarding Management's Discussion and Analyses of Financial Condition and Results of Operations" and Item 303(a)(5) of Regulation S-K for guidance.

RESPONSE - In future filings, the Company will clarify whether interest commitments are included under its interest-bearing debt in its contractual obligation table. We will refer to SEC Release 33-8350
"Interpretation-Commission Guidance Regarding Management's Discussion and Analyses of Financial Condition and Results of Operations" and Item 303(a)(5) of Regulation S-K for guidance.


3.       CONVERTIBLE DEBT, PAGE F-13
         ---------------------------

We note you issued $30 million of convertible debt with warrants in June 2005. Tell us the terms of this convertible debt, including any contingencies surrounding the conversion feature, put/call features, and redemption features. Further tell us how you are accounting for these various features, specifically your conversion feature and how you considered the guidance in SFAS 133, EITF 00-19, EITF 98-5 and EITF 00-27. Additionally, please tell us whether this contract is a material contract that should be filed as an exhibit pursuant to
Item 601(b)(10) of Regulation S-K. In this regard, it does not appear to be filed as an exhibit to your Form 10K.

RESPONSE -
----------

GENERAL TERMS OF THE INSTRUMENTS

In June 2005, the Company closed a new $30 million convertible debt facility (convertible into common shares of the Company at a fixed conversion price of $2.00 per share or 15,000,000 shares) payable monthly over five years, with a variable interest rate of LIBOR plus 6%. The holders can demand repayment for the balance of their debt after June 1, 2008. The lenders were also granted warrants to purchase approximately 8.1 million common shares at a fixed exercise price of $1.75 per share. The Company allocated the proceeds of the transaction to the debt and the warrants in accordance with EITF 98-5 and EITF 00-27. The fair value of the warrants (calculated using the black scholes pricing model determined by an independent third party appraiser) was $2,920,000 and was recorded on a relative fair value basis, as a debt discount to be amortized over the life of the related debt instrument. The lenders were also granted the right to lend an additional $7.5 million to the Company (within 18 months of the date of the original debt) under the same terms as the existing five year convertible debt and would also be granted 1,312,500 warrants (at a fixed exercise price) with this additional debt. The fair value of these rights (calculated based on the black scholes pricing model determined by an independent third party appraiser) was $441,000 and was recorded as a debt discount to be amortized over 18 months. There was no beneficial conversion charge to be recorded at the date of inception of the transaction, since the effective conversion price after allocating (between the debt and warrants) the proceeds to the debt ($1.80 effective share price after allocating proceeds ($30+$3=$33, $30/$33=90%, 90%*$30=$27, $27/15=$1.80) exceeded the current market price of the common stock as of June 2005 ($1.28). There are no contingencies surrounding the conversion feature, no other put/call features and no redemption features associated with the convertible debt. The conversion price of the debt instrument is fixed and provides for adjustment to the conversion price only for standard adjustments such as stock splits and dividends. In connection with the issuance of these financial instruments, the investors also entered into a separate registration rights agreement whereby the Company is required file a registration statement and subsequently maintain an effective registration statement until such time as the underlying registrable shares are sold or may be sold pursuant to Rule 144 (which is two years). If the Company fails to register the underlying shares or maintain an effective registration statement, the Company is required to pay a cash penalty of 2% per month of the outstanding debt balance. The Company completed the filing of its registration statement which was declared effective in January 2006.

HOW THE COMPANY ACCOUNTED FOR THE TRANSACTION

The Company accounted for the fair value of the debt conversion option and the fair value of the warrants as components of equity in accordance with the provisions of EITF 98-5 and EITF 00-27. The Company also considered the guidance of SFAS 133, EITF 00-19 and ETIF 05-04 (registration rights). EITF 05-4 "The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument Subject to EITF 00-19, `Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock" ("EITF 05-4") addresses financial instruments, such as stock purchase warrants, which are accounted for under EITF 00-19 that may be issued at the same time and in contemplation of a registration rights agreement that includes a liquidated damages clause. The consensus for EITF No. 05-4 has not been finalized. The Company has elected to follow the guidance of View C as it relates to the above described private placement transaction. Based on the interpretive guidance in EITF 05-4, View C, since the registration rights agreement includes provisions for liquidated damages (for 2 years), the Company determined that the registration rights is a derivative liability. However due to the registration statement becoming effective and other relevant factors, such as the Company having sufficient authorized shares available (50 million shares authorized and 11 million outstanding) the valuation of the registration rights was deemed to be de minimus (See Valuation of Registration Rights Below) and therefore no liability associated with the registration rights (for these penalty provisions), was recorded in the consolidated financial statements as of July 31, 2005. The Company will evaluate the need for such a liability at each financial statement reporting period. The Company will continue to apply View C to any other new debt or equity transactions that may take place in the future. The Company will also monitor FASB activity for any resolution of consensus as it relates to the application of accounting for registration rights.

BASIS FOR ACCOUNTING

In analyzing the transaction as of July 31, 2005, and the requirement to value the registration rights, the Company believes that View C of EITF 05-4 is most appropriate. The Company believes that the financial instruments (the convertible debt and the warrants) and the registration rights agreement should be accounted for separately as freestanding instruments. The agreements are separate legal agreements and the payment of a liquidating damages penalty under the registration rights agreement does not alter the investor's rights to ownership of the common stock underlying the convertible instrument (or repayment of the debt obligation) or to its rights under the warrant agreement. Since the terms of the conversion option and warrant instruments comply with all of the provisions in EITF 00-19, paragraphs 12 through 32, they should be classified as equity and excluded from the scope of SFAS 133 pursuant to paragraph 11a. There are no net-cash settlement alternatives for either the convertible debt or the warrants. The separate registration rights agreement would be accounted for as a liability at its fair value.

EITF 00-19 ANALYSES (PARAGRAPHS 12 THROUGH 32):

The Company analyzed the conditions of EITF 00-19 (paragraphs 12 through 32) and determined they meet all of the requirements for equity classification. These conditions are as follows:

     o    The Contract permits the Company to settle in unregistered shares.
     o The Company has a sufficient authorized and unissued number of shares to settle the contract after considering all other commitments.

     o The Contract contains an explicit limit on the number of shares to be delivered in share settlement.
     o There are no cash payments to the counterparty in the event the Company fails to make timely filings with the SEC (other than liquidating damages which is accounted for under EITF 05-04 View C).
     o There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with a full return.
     o    The contract requires no net-cash settlement alternatives.
     o There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.
     o There is no requirement in the contract to post collateral at any point or for any reason.

VALUATION OF REGISTRATION RIGHTS

As discussed above, Western Power adopted the guidance of EITF 05-4 View C, in analyzing the fair value of the registration rights as a derivative liability for the 2005 convertible debentures as a result of the liquidating damages provision. The analyses and valuation of the registration rights considers the potential magnitude of such liquidating damages and the probability of this liability occurring as part of the assumptions used in the valuation methodology. As stated above, the Company filed an effective registration statement in a timely manner.

Western has been a public company since 1995. The Company has a history of filing its regulatory reports on a timely basis and has historically been successful in filing and maintaining its registration statements and never incurred penalties for any delinquent registration statements.

Western Power first filed its initial S-1 registration (related to registrable shares for the above transaction) statement on July 25, 2005. The SEC acknowledged and responded to the Company's filing sometime in August 2005 and indicated once the S-1 was updated for the July 2005 audited financial statements (pre clearance), the SEC would allow the registration statement to be declared effective. There were no financial statement comments. The Company filed its amended/updated S-1 and the registration statement was declared effective on January 11, 2006. The aforementioned correspondence with the SEC provided further support and evidence in concluding there was a very high probability that the Company would be successful in having its registration statement declared effective (in addition to the Company's historical experience in complying with regulatory filing requirements). As of June 2005 (the date of private placement transaction), the maximum estimated registration rights liability calculated in accordance with the provisions of the registration statement, would approximate a maximum of 46% of $30.0 million debt (2% per month (1 month grace period per year) for 2 years. However, given the Company's history of successful filings and their correspondence with the SEC, at the time of filing its Form 10K in September 2005, the Company believed it was highly remote (less than 1%), the registration statement would not be declared effective on a timely basis. Accordingly, the "valuation" of the registration rights agreement was determined to be de minimus. In addition, as time passes and conversions, exercises and debt repayments take place, and as the holding period (under Rule 144) continues to accrue (1 year left), the maximum penalty liability continues to diminish (for not maintaining an effective registration statement).

MATERIAL CONTRACT

The contract for the issuance of the above financial instruments is considered a material agreement and was included and filed with the Securities and Exchange Commission as an attachment to Form 8-K filed June 15, 2005. The Company inadvertently did not include the agreement as an exhibit to its Form 10-K filed for the year ended July 31, 2005. The Company in future filings will appropriately list this agreement in the index of exhibits to its Form 10K.

Please call the undersigned at (360)-253-2346 with any comments or questions regarding the Company's responses to your inquiries.



Sincerely,


Mark J. Wright
Vice President of Finance
Western Power & Equipment Corp



Attachment (Letter from Legal Counsel)

cc:  C. Dean McLain, President & CEO
     Western Power & Equipment Corp

     Mitchell Watt, Partner
     Marcum & Kliegman LLP

     Arthur Marcus, Legal Counsel
     Gersten, Savage, Kaplowitz, Wolf & Marcus, LLP